UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-53287

                           CUSIP Number: 74623 L 10 5

(Check One): |_| Form 10-K |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: Quarter Ended March 31, 2010

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:________________

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          Read Instruction Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
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Full Name of Registrant: Pure Earth, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: One Neshaminy Interplex, Suite 201
                                       Trevose, Pennsylvania  19053

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the
|X| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pure Earth, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 (the "Form 10-Q") within the prescribed period. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-Q and its interim financial statements for the period ended March 31, 2010. As a result, the Company's independent public accountants will need additional time to complete their review of such interim financial statements. This inability to timely file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

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Part IV--Other Information
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(1)   Name and telephone number of person to contact in regard to this notification

          Brent Kopenhaver                   (215)             639-8755
      --------------------------------------------------------------------------
                (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-Q, subject to finalization and completion of a review by the Company's independent registered public accounting firm, estimated net losses of approximately $2.5 million for the fiscal quarter ended March 31, 2010, as compared to net losses of approximately $0.8 million for the fiscal quarter ended March 31, 2009. The estimated net losses include losses from discontinued operations of approximately $0.2 million and $0.2 million for the three months ended March 31, 2010 and March 31, 2009, respectively. The losses from discontinued operations for the three months ended March 31, 2010 and 2009, are attributable to the results of operations for New Nycon, Inc., Juda Construction, LTD., Bio Methods LLC and Geo Methods, LLC. The increase in net loss from period to period was due in significant part to decreases in income from operations from the Treatment and Recycling and Transportation and Disposal segments between those periods. The Company estimates that loss from operations from the Treatment and Recycling segment will be approximately $1.1 million for the fiscal quarter ended March 31, 2010, as compared to income from operations of approximately $0.3 million for the fiscal quarter ended March 31, 2009. The Company estimates that loss from operations from the Company's Transportation and Disposal segment will be approximately $0.2 million for the fiscal quarter ended March 31, 2010, as compared to income from operations of approximately $0.1 million for the fiscal quarter ended March 31, 2009.

The Company expects to report in the Form 10-Q that the decrease in income from operations within the Treatment and Recycling Segment for the three months ended March 31, 2010 was primarily due to a decrease in revenues of $3.3 million and lower revenue per ton pricing, coupled with a decrease in gross profit margins. The decrease in revenues and tightening of margins in this segment was the result of fewer large soil disposal and remediation jobs in the overall marketplace, which creates increased competition and price compression.

The Company expects to report in the Form 10-Q that the decrease in income from operations within the Transportation and Disposal segment was due in large part to a decrease in the overall Transportation and Disposal revenues of approximately $1.0 million, and a decrease in gross profit margin in this segment which primarily resulted from increased competition for fewer jobs in the marketplace.


                                PURE EARTH, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   May 17, 2010         By:      /s/ Brent Kopenhaver
                                  ---------------------------------------
                             Name:    Brent Kopenhaver
                             Title:   Chairman, Executive Vice President,
                                      Chief Financial Officer and Treasurer